SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Michael W. Andrew

600 Corporate Park Drive

St. Louis, MO 63105

314-512-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 0 shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 0 shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 0 shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle Betz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 0 shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 0 shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 26853A100

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2014 by the Reporting Persons with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer” or the “Company”), beneficially owned by the Reporting Persons, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 5, 2015, Amendment No. 2 filed with the Securities and Exchange Commission on December 22, 2017, Amendment No. 3 filed with the Securities and Exchange Commission on April 10, 2018, Amendment No. 4 filed with the Securities and Exchange Commission on May 7, 2018, Amendment No. 5 filed with the Securities and Exchange Commission on August 14, 2018 and Amendment No. 6 filed with the Securities and Exchange Commission on March 14, 2019 (as so amended, the “Schedule 13D”). Except as amended or supplemented by this Amendment No. 7, all other information in the Schedule 13D is as set forth therein. Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Common Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 9, 2019, the Issuer, Parent and Merger Sub announced the closing (the “Closing”) of the transactions contemplated by the Amended and Restated Merger Agreement. Pursuant to the Amended and Restated Merger Agreement, the parties thereto consummated a series of transactions pursuant to which, among other things, Merger Sub was merged with and into the Issuer, with the Issuer surviving such merger as a wholly-owned subsidiary of Parent. In connection with the Closing, Common Shares and ADSs of the Issuer converted into the right to receive certain merger consideration, other than (i) Rollover Shares (as defined in the Amended and Restated Contribution Agreement) contributed by the Amended Investor Group, (ii) Common Shares held by the Parent, Holdco, the Issuer or their subsidiaries, and (iii) Common Shares held by shareholders who validly exercise their rights to dissent (which were cancelled and entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law). In connection with the Closing, Crawford contributed 100% of its Common Shares to Holdco as Rollover Shares pursuant to the Amended and Restated Contribution and Support Agreement. Immediately prior to the Closing, Holdco purchased the GS Subject Shares from the GS Sellers as contemplated by the GS Purchase Agreement.

The Closing resulted, or will result, in a number of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger) to consist solely of persons designated by the Reconstituted Consortium, causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer has become a privately held company.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Schedule 13D, as amended hereby, and the agreements referenced therein, copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)        As of the date of this Amendment No. 7, the Reporting Persons do not beneficially own any Common Shares.

CUSIP No. 26853A100

(b)        As of the date of this Amendment No. 7, the Reporting Persons do not have any voting power or dispositive power over any Common Shares.

(c)        Except as contemplated by Item 4 of this Amendment No. 7, none of the Reporting Persons has effected any transactions in the Common Shares during the prior 60 days.

(d)        Not applicable.

(e)        As a result of the transactions described in Item 4, as of April 9, 2019, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Shares. Therefore, this Amendment No. 7 constitutes the final amendment to the Schedule 13D.

CUSIP No. 26853A100

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2019

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Carolyn Kindle Betz
Name:	Carolyn Kindle Betz
Title:	Voting Trustee

By	/s/ Jo Ann T. Kindle
Name:	Jo Ann T. Kindle
Title:	Voting Trustee

By	/s/ Andrew C. Taylor
Name:	Andrew C. Taylor
Title:	Voting Trustee

By:	/s/ Christine B. Taylor
Name:	Christine B. Taylor
Title:	Voting Trustee

ANDREW C. TAYLOR

/s/ Andrew C. Taylor

JO ANN T. KINDLE

/s/ Jo Ann T. Kindle

CHRISTINE B. TAYLOR

/s/ Christine B. Taylor

CAROLYN KINDLE BETZ

/s/ Carolyn Kindle Betz